

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2006

Via Mail and Fax

Robert L. G. White
President and Chief Executive Officer
Transtechnology Corporation
700 Liberty Avenue
Union, NJ 07083

> **RE:** **Transtechnology Corporation**
> **Form 10-K: For the Year Ended March 31, 2006**
> **Form 8K: Furnished July 20, 2006**
> **File Number: 001-07872**

Dear Mr. White:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Transtechnology Corporation
August 11, 2006
Page 2

Form 10-K: For the Year Ended March 31, 2006

Exhibit 13
Statements of Consolidated Operations, page 10

1. We note from your disclosures that net sales are generated by sales of equipment and services. Accordingly, please present separately sales of equipment and revenues from services, along with the respective cost of sales and services, on the face of the statement pursuant to Rule 5-03.1 and 2 of Regulation S-X.

Notes to Consolidated Financial Statements, page 13
Note 1. Summary of Accounting Principles, page 13
Revenue Recognition, page 13

2. Please include a reconciliation of your warranty reserve for equipment in accordance with paragraph 14(b) of FIN 45.

Property and Related Depreciation, page 13

3. Please specifically identify the useful life associated with each major class of depreciable asset presented on the face of the balance sheet.

Note 6. Income Taxes, page 15

4. Please disclose the impact of the limitation on utilization of New Jersey NOL's on your income tax provision.

Note 13. Contingencies, page 19
Environmental Matters, page19

5. Please explain to us and disclose the nature and origin of your environmental contingencies and the basis for using a discount factor of 7.5% in computing the net present value of costs to be incurred.

6. Please reconcile the aggregate amount of undiscounted costs disclosed to the total amount of the liability recorded as disclosed in Schedule II, in accordance with Question 1 of SAB Topic 5Y.

7. For greater transparency, please disclose the aggregate undiscounted amount associated with the Pennsylvania sites as disclosed in the fourth paragraph of this note.

Note 14. Segment and Geographic Information, page 20

8. Please provide the disclosure required by paragraph 37 of FAS 131.

9. We note that there are various components to your operations, such as products and services, multiple product lines, multiple market types (i.e., new equipment, spare parts and aftermarket) and multiple locations. However, you present only one reportable segment. Please explain to us if you have multiple operating segments that are aggregated into one reportable segment, and the basis for the aggregation. Explain to us how the various components of your business are managed and how the chief operating decision maker allocates resources among the components.

10. We note that you consider the combination of primary contractors to the United States government and the US government as a single customer. Paragraph 39 of FAS 131 states that a group of entities that are under common control shall be considered as a single customer. In this regard, explain to us why it is appropriate to aggregate these two as one customer. Tell us the amount of revenues associated with any individual primary contractor that exceeds 10% of consolidated sales.

Management's Discussion and Analysis …, page 22
Critical Accounting Policies, page 22

11. From disclosure in your notes, we note that stock based compensation expense based on the fair value method would have been material to your results of operations in each of the last three fiscal years. In this regard, it appears that a disclosure related to the assumptions and estimates, and the sensitivity to change of each, associated with stock based compensation should be included in critical accounting policies. Please revise your disclosure accordingly. Refer to Section V of FR 72 for guidance.

Revenue Recognition, page 22

12. Please explain to us and disclose the factors in determining revenues that are subject to estimation and variability. For factors that are variable, disclose the related sensitivity to change. Refer to Section V of FR 72 for guidance.

Results of Operations, page 23

13. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Narrative discussions should allow investors to see the company through the eyes of management.

Fiscal 2006 Compared to Fiscal 2005, page 23
Net Sales, page 23

14. Please quantify in a table the amounts of each component of your net sales, such as new equipment and spares sales, repair and overhaul services, and engineering services.

Gross Profit, page 23

15. Please discuss cost of sales separately from gross margins to provide information and analysis to distinguish between gross margin changes attributable to revenue and cost changes.

16. You state that generally repair and overhaul services and spare part sales have higher gross margins than sales of new equipment. Please quantify and discuss these margins.

Backlog, page 24

17. Please disclose how you compute the "book to bill ratio" and the significance of this ratio to your business.

Liquidity and Capital Resources, page 25

18. You state your senior credit facility contains certain mandatory prepayment provisions which are linked to cash flow. Please disclose these provisions and quantify any expected prepayments for the following year.

Summary Disclosure about Contractual Obligations …, page 26

19. Please revise the format of your table of contractual obligation to include all future obligations rather than just those for the next seven years. Use the format presented in Item 303(a)(5) of Regulation S-K. Also, include estimated interest payments on long-term debt and disclose your basis for estimating such amounts in a footnote to the table.

Form 8K: Furnished July 20, 2006
Exhibit 99.1

20. It appears that "operating income" and "adjusted EBITDA" are intended to be liquidity measures as you disclose they provide information regarding your ability to meet debt service. From the guidance in FRR 65, a reconciliation to net income would only be presented if the non-GAAP measure is used as a performance measure. In this regard, please delete the reconciliation of "operating income" and "adjusted EBITDA" to net income. A reconciliation of these measures to "cash flows from

operating activities" may appear to be the most directly comparable liquidity GAAP measure. Please revise accordingly.

21. Additionally, please expand your disclosure in regard to how these non-GAAP measures indicate your ability to meet debt service.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Joseph F. Spanier, Vice President, Chief Financial Officer and Treasurer